# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

**HUMMINGBIRD LABORATORIES LLC**

<u>FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION</u>

December 31, 2021
(See Independent Accountant's Review Report)

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## C O N T E N T S

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May 12, 2022

Partners
Hummingbird Laboratories LLC
Fayetteville, GA

<u>Independent Accountant's Review Report</u>

We have reviewed the accompanying financial statements of Hummingbird Laboratories LLC, which comprise the balance sheets as of December 31, 2021, and the related statements of operations, members' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the Unites States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Hill, Barth & King LLC*

Certified Public Accountants

**Hummingbird Laboratories, LLC**

BALANCE SHEETS

December 31, 2021
(See Accountant's Review Report)


ASSETS

|  |  | **2021** |
|---|---|---|
| CURRENT ASSETS |  |  |
| Cash and Cash Equivalents | $ | 53,289 |
| TOTAL ASSETS | $ | 53,289 |


LIABILITIES AND MEMBERS EQUITY


| MEMBERS' EQUITY |  |  |
|---|---|---|
| Members' Equity | $ | 53,289 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 53,289 |

**Hummingbird Laboratories, LLC**

<u>STATEMENT OF OPERATIONS</u>

December 31, 2021
(See Accountant's Review Report)

|  | **2021** |
|---|---:|
| <u>OPERATING INCOME</u> | |
| Net sales | $ 0 |
| | |
| <u>COST OF GOODS SOLD</u> | |
| Direct costs | 0 |
| Indirect costs | 0 |
| TOTAL COSTS OF GOODS SOLD | 0 |
| GROSS PROFIT | 0 |
| | |
| <u>OPERATING EXPENSES</u> | |
| General & Administrative Expenses | 672 |
| Bank Fees | 69 |
| Other Taxes and Licenses | 6,000 |
| Employee Training | 1,388 |
| Professional Fees | 22,082 |
| TOTAL OPERATING EXPENSES | 30,211 |
| NET LOSS | $ (30,211) |

**Hummingbird Laboratories LLC**

STATEMENT OF MEMBERS' EQUITY

December 31, 2021
(See Independent Accountant's Review Report)

| | PAUL K. KING | GAYLE P. KING | GLEN CLANTON | CASSANDRA MURPHY | IVA WISLON-BURKE | PAUL K. KING II | KIMANI I. KING | AARON J. KING | TOTAL |
|---|---|---|---|---|---|---|---|---|---|
| **MEMBERS' DEFICIT** | | | | | | | | | |
| Balance, January 1, 2020 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Net loss | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Balance, December 31, 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Net income | (4,836) | (3,625) | (3,625) | (3,625) | (3,625) | (3,625) | (3,625) | (3,625) | (30,211) |
| Capital Contributions | 83,500 | | | | | | | | 83,500 |
| **Balance, December 31, 2021** | $ 78,664 | $ (3,625) | $ (3,625) | $ (3,625) | $ (3,625) | $ (3,625) | $ (3,625) | $ (3,625) | $ (53,289) |

-4-

**Hummingbird Laboratories, LLC**

STATEMENT OF CASH FLOWS

December 31, 2021
(See Independent Accountant's Review Report)

|  | | 2021 |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | **(30,211)** |
| | | |
| NET CASH USED IN OPERATING ACTIVITIES | | **(30,211)** |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Capital contribution | | **83,500** |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | | **83,500** |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| | | |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | | **0** |
| | | |
| INCREASE IN CASH | | **53,289** |
| | | |
| **CASH** | | |
| Beginning of year | | **0** |
| End of year | $ | **53,289** |

**Hummingbird Laboratories, LLC**

NOTES TO FINANCIAL STATEMENTS

December 31, 2021
(See Independent Accountant's Review Report)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

Hummingbird Laboratories LLC (the Company) is a business whose principal operations are focused around Cannabis Safety Compliance and Testing in Grand Rapids, Michigan. The Company was formed in the state of Georgia on May 22, 2019 and consists of eight members. Principal operations have not commenced with current activities directed towards beginning operations.

Cash:

The company maintains its cash balance in financial institutions, which insure funds up to $250,000 through the Federal Deposit Insurance Corporation. At December 31, 2021 The Company had $0 in excess of insured limits.

Allocation of Income or Loss:

Income or loss is allocated in accordance with provisions of the operating agreement.

Income Taxes:

The Company is a limited liability company classified as a partnership for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the members and the applicable income taxes, if any, are paid by the members. Any trade or business which is trafficking in a controlled substance under Schedule I or Schedule II of the Controlled Substances Act is prohibited from claiming any deductions or credits against such business' income for the year. Pursuant to Section 280E of the Internal Revenue Code of 1986, as amended, the only available tax deduction for businesses in the medical cannabis industry is a deduction for costs of goods sold.

As of December 31, 2021, the Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Subsequent Events:

Management evaluated all activity of the Company through May 12, 2022, the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements or notes.